================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                   SCHEDULE TO
                                  (RULE 13e-4)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                 ---------------

                               CNET NETWORKS, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

         OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE,
             WITH AN EXERCISE PRICE OF HIGHER THAN $12.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    125945105
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  SHARON LE DUY
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               CNET NETWORKS, INC.
                                235 SECOND STREET
                             SAN FRANCISCO, CA 94105
                                 (415) 344-2513
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING
                                     PERSON)

                                    COPY TO:
                                KAREN GREENSTEIN
                            ASSISTANT GENERAL COUNSEL
                               CNET NETWORKS, INC.
                               28 EAST 28TH STREET
                               NEW YORK, NY 10016
                                 (646) 472-3827

                                 ---------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       [ ]  third-party tender offer subject to Rule 14d-1

       [X]  issuer tender offer subject to Rule 13e-4

       [ ]  going private transaction subject to Rule 13e-3

       [ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

================================================================================

This Amendment No. 2 amends and supplements the Tender Offer on Schedule TO filed with the Securities and Exchange Commission on July 2, 2002 by CNET Networks, Inc. ("CNET"), relating to the offer by CNET to exchange outstanding employee stock options to purchase common stock, par value $0.0001 per share.

Item 6 to CNET's Schedule TO is amended and supplemented by adding the following paragraph (c) to such Item:

         (c) The information set forth in Section 3 "Purpose of this Offer" of the Offer to Exchange is incorporated herein by reference.

Item 12 to CNET's Schedule TO is amended and supplemented to add the following new exhibits, which are filed with this Amendment No. 2 to Schedule TO:

Item 12. Exhibits

         (a)(1)(xii) E-mail, dated July 12, 2002, to CNET employees who are residents in Australia, Singapore, Taiwan and Switzerland, informing them that they can submit their election forms.

         (a)(1)(xiii) E-mail, dated July 12, 2002, to CNET employees who are residents of the United States, France, Germany an the United Kingdom, informing them that they may make elect to exchange their eligible options by using the secure option exchange election system on CNET's intranet.

         (a)(1)(xiv) Text of secure option exchange election system on CNET's intranet.

         (a)(1)(xv) Supplement to the Offer to Exchange, dated July 17, 2002.

         (a)(5)(i) CNET Networks, Inc.'s current report filed on Form 8-K with regard to a Regulation FD disclosure, filed with the SEC on June 28, 2002 and incorporated herein by reference


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2002

                           CNET NETWORKS, INC.

                           By:    /s/ Sharon Le Duy
                                  -------------------------------------------
                           Name:  Sharon Le Duy
                           Title: Senior Vice President, General Counsel and
                                  Secretary

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
(a)(1)(xii)       E-mail, dated July 12, 2002, to CNET employees who are
                  residents in Australia, Singapore, Taiwan and Switzerland, informing them that they can submit their election forms.

(a)(1)(xiii)      E-mail, dated July 12, 2002, to CNET employees who are
                  residents of the United States, France, Germany an the United
                  Kingdom, informing them that they may make elect to exchange their eligible options by using the secure option exchange election system on CNET's intranet.

(a)(1)(xiv) Text of secure option exchange election system on CNET's intranet.

(a)(1)(xv)        Supplement to the Offer to Exchange, dated July 17, 2002.

(a)(5)(i) CNET Networks, Inc.'s current report filed on Form 8-K with regard to a Regulation FD disclosure, filed with the SEC on June 28, 2002, and incorporated herein by reference